Exhibit 99.1

Tarena Announces Management Change

BEIJING, December 3, 2019 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”) announced today that it had terminated a number of employees, including a vice president of the Company, effective on December 2, 2019. The Company took the action to follow the recommendation by the independent audit committee of the board of directors of the Company (the “Board”), after the audit committee conducted the independent investigation which had been previously announced.

In addition, the Board has formed a search committee (the “Search Committee”) to search, evaluate and recommend to the Board qualified candidates for senior executive positions. The Search Committee is led by Mr. Jianguang Li and includes all the independent directors of the Company.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers K-12 education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand.

For further information, please contact:

Amanda Wang,

Investor Relations Director,

Tarena International, Inc.,

Email: ir@tedu.cn